Exhibit 99.1

PolyPid Announces Research and Development Collaboration with ImmunoGenesis
Leveraging PLEX Technology to Enhance Cancer Immunotherapy

PETACH TIKVA, Israel, December 11, 2024 (GLOBE NEWSWIRE) – PolyPid Ltd. (Nasdaq: PYPD) (“PolyPid” or the “Company”), a late-stage biopharma company aiming to improve surgical outcomes, today announced a new research and development collaboration with ImmunoGenesis, Inc. (“ImmunoGenesis”), a Houston-based clinical-stage biotechnology company developing science-driven immunotherapies. The collaboration focuses on the development of novel formulations utilizing PolyPid’s experience with its proprietary PLEX Technology and ImmunoGenesis’ potent STimulator of INterferon Genes (STING) agonist drug candidate to potentially enhance treatment for solid tumors.

“We are very pleased to announce this collaboration with ImmunoGenesis and leverage PolyPid’s experience with PLEX technology which enables controlled and prolonged intratumoral drug delivery, with ImmunoGenesis’ potent anti-tumor STING agonist, potentially creating a cutting-edge approach in immuno-oncology,” said Dikla Czaczkes Akselbrad, PolyPid’s Chief Executive Officer. “The PLEX technology platform offers potential options for drug candidates with delivery challenges, and we will continue to explore additional opportunities to bring value through innovative collaborations.”

The collaboration aims to address challenges of potent STING agonists which are susceptible to rapid clearance when administered intratumorally, limiting the exposure time within the tumor microenvironment for effective anti-tumor activity.

About PolyPid

PolyPid Ltd. (Nasdaq: PYPD) is a late-stage biopharma company aiming to improve surgical outcomes. Through locally administered, controlled, prolonged-release therapeutics, PolyPid’s proprietary PLEX (Polymer-Lipid Encapsulation matriX) technology pairs with Active Pharmaceutical Ingredients (APIs), enabling precise delivery of drugs at optimal release rates over durations ranging from several days to months. PolyPid’s lead product candidate D-PLEX100 is in Phase 3 clinical trial for the prevention of abdominal colorectal surgical site infections. In addition, the Company is currently in preclinical stages to test the efficacy of OncoPLEX for the treatment of solid tumors, beginning with glioblastoma.

For additional Company information, please visit http://www.polypid.com and follow us on Twitter and LinkedIn.

Forward-looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, PolyPid is using forward-looking statements when it discusses the potential of the collaboration to improve patient outcomes and to represent a cutting-edge approach in immuno-oncology, the potential of immunotherapy to address a broader group of patients, future collaboration between ImmunoGenesis and PolyPid, and that PolyPid will continue to explore additional opportunities to bring value through innovative collaborations. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting PolyPid, reference is made to PolyPid’s reports filed from time to time with the Securities and Exchange Commission, including, but not limited to, the risks detailed in PolyPid’s Annual Report on Form 20-F filed on March 6, 2024. Forward-looking statements speak only as of the date the statements are made. PolyPid assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If PolyPid does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect thereto or with respect to other forward-looking statements.

References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. PolyPid is not responsible for the contents of third-party websites.

Contacts:

PolyPid Ltd.

Ori Warshavsky

COO – US

908-858-5995

IR@Polypid.com

Investors:

Brian Ritchie

LifeSci Advisors

212-915-2578

BRitchie@lifesciadvisors.com